CHRISTOPHER S. AUGUSTE PARTNER PHONE 212-715-9265 FAX 212-715-8277 CAUGUSTE@KRAMERLEVIN.COM

June 7, 2006

VIA EDGAR and FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	InterAmerican Acquisition Group Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed July 14, 2005 File No. 333-125558

Dear Mr. Reynolds:

On behalf of InterAmerican Acquisition Group Inc. (‘‘Company’’), we respond as follows to the Staff’s comment letter received on May 26, 2006 relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 7 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 6 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 7 to Pam Howell. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	Please expand your discussion of how you determined the public offering price. In this regard, please tell us the factors you considered in determining to value this offering at $45,000,000. What factors did you consider when determining that you might need $42,850,000 in the trust fund to effect the business combination contemplated by the registration statement? Discuss the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply whether or not you have ‘‘a specific business combination under consideration’’ but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company’s corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Energy Services Acquisition Corporation. Given management’s extensive and high-level experience in the media, entertainment and telecommunications industries as senior executives, business consultants and/or entrepreneurs, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company’s net assets may be material information for which appropriate disclosure is required. We may have further comment.

For the Staff’s information, the determination of the public offering price was based on discussions with and the advice of the underwriter. The underwriter’s understanding of current market conditions was critical in determining the public offering price as well as the size of the offering, including the decision to increase the planned offering size to $64.8 million. In determining the amount needed in the trust account to effectuate a business combination, the Company and its management relied on its many years of experience with middle-market transactions and acquisitions. Based on its vast experience, the Company has determined that most niche manufacturing businesses that are likely to benefit from management’s experience in globalization of operations fall within an enterprise valuation range of approximately $50 to $250 million (the ‘‘Target Size Range’’). The $61,756,000 in the trust fund will give the Company sufficient capital to effect a business combination with a company in the Target Size Range. By increasing the offering amount from $45 million to $64.8 million, the number of target businesses potentially available to the Company has correspondingly increased. The Company has determined the amount to be placed in the trust fund by deducting the funds needed for working capital.

Prospectus Summary, page 1

2.	We note the statement that your ‘‘objective is to acquire an operating business with significant U.S. market presence that would benefit from extending the scope of its operations outside the U.S., with particular emphasis on Mexico/Latin America.’’ Please clarify whether this are definitive criteria that must be met by the target business or whether you may target businesses that do not meet this criteria. Please clarify throughout the prospectus. Also, please explain how you will determine that a business has ‘‘significant U.S. market presence’’ and explain how you will determine that the business will benefit from extending the scope of its operations outside the U.S. Lastly, clarify whether the operations outside the U.S. may be focused outside Mexico/Latin America. We may have further comment.

We have revised the disclosure on pages 1 and 36 of the prospectus to clarify that these criteria are not definitive. In response to the Staff’s comment, we have replaced references to a ‘‘significant U.S. market presence’’ with ‘‘significant sales to U.S.-based customers’’. The Company will determine that the target business will benefit from extending the scope of its operations outside the U.S. by lowering such business’s costs or increasing sales in the new operating jurisdiction. The Company will give particular attention to expanding the operations of the target business in Mexico/Latin America, but it may acquire a business that would benefit from extending operations to other areas of the world.

3.	The objective stated in the above comment appears to be inconsistent with the disclosure on page 1 that ‘‘we may acquire assets or operations in a foreign jurisdiction which will achieve our business combination objectives because such assets or operations have or would benefit from a significant U.S nexus.’’ Please reconcile. Also, please explain the basis for the statement that the company would benefit from the U.S. nexus given you have not commenced the search for a target business.

As stated in our response to the Staff’s comment #2, although the Company is placing a particular emphasis on Mexico/Latin America, the Company is not limiting its operating scope to any particular geographic area. As an alternative to acquiring a U.S. business, the Company may acquire assets or operations already located in a low-cost foreign jurisdiction. Doing so will achieve the Company’s business combination objectives if, in the management’s judgment, the Company’s capital and its being a U.S. entity could improve the target’s U.S. distribution activities and/or customer relationships and enhance the global competitive position of the combined enterprise.

4.	Since you have not found a target company, references to ‘‘increasing its profitability and enterprise value’’ would be speculative. Please remove this statement and other speculative statements throughout the prospectus.

All references to ‘‘increasing its profitability and enterprise value’’ have been deleted in their entirety throughout the prospectus.

5.	We note the disclosure here and throughout the prospectus that the company will proceed with the initial business combination only if certain conditions are met which include, for example, public stockholders owning less than 20% of the shares in this offering both voting against the business combination and exercising their conversion rights. Please explain whether in the company’s view the 20% threshold could be lowered or increased by the company after the offering is effective and prior to the vote regarding the initial business combination. We may have further comment.

The 20% threshold may be lowered or increased by the Company after the offering is effective and prior to the vote regarding the initial business if the Company obtains an affirmative vote of 95% of the shares sold in the offering, as noted on pages 6 and 41 of the prospectus. However, we have added disclosure that states the Company and its Board of Directors will not propose, or seek stockholder approval of, any amendment of these provisions.

6.	Clarify whether individuals who elect redemption rights will be entitled to their pro rata portion of the deferred underwriting compensation.

We confirm throughout the prospectus that individuals who elect redemption rights will be entitled to their pro rata portion of the deferred underwriting compensation.

7.	We note the statement on page 6 that your existing shareholders will not have redemption rights with respect to shares of common stock owned prior to the offering but will have such rights with respect to shares purchased by them in this offering or the aftermarket. Since redemption rights are available only if a business combination has been voted for by a majority of shareholders and on page 5 you indicate that the existing shareholders will vote all of their shares, including those acquired in this offering or the aftermarket, in accordance with the majority of shares of common stock voted by the public stockholders, please explain how they would have redemption rights. Also, we note that the redemption provision can be amended with the affirmative vote of 95% of the shares sold in this offering. Please clarify whether the company views all of the business combination procedures as stated in the provision and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed. Add disclosure in the business section.

We have revised the disclosure on page 6 of the prospectus to reflect that existing shareholders will not have redemption rights but rather in connection with the vote required for any business combination, all of our existing stockholders, including all officers and directors, have agreed to vote any shares held by them, including shares owned prior to this offering, shares acquired in this offering and in the aftermarket, in accordance with the majority of shares voted by the public stockholders.

The Company will not propose to amend the business combination procedures as stated in the prospectus. The disclosure in the prospectus has been revised accordingly.

8.	Please specify all of the limited exceptions to the restrictions on transferability of the shares in escrow. Remove the reference to ‘‘certain’’ exceptions.

We have revised the disclosure on pages 9 and 61 of the prospectus to specify all of the limited exceptions to the restrictions on the transferability of the shares in escrow and have removed the reference to ‘‘certain’’ exceptions.

9.	The disclosure on the top of page 5 that other than the listed fees, no fees, reimbursements or cash payments will be paid to existing stockholders and/or officers and directors appears inconsistent with the disclosure in provision five to exhibits 10.1 through 10.5 and in risk factor 28. Please reconcile.

We have reconciled the disclosure on the top of page 5 with the disclosure in provision five to exhibits 10.1 through 10.5 and risk factor 28.

Risk Factors, page 10

10.	In the last sentence of the first risk factor, please delete the statement in parentheses regarding interest income from the proceeds of your offering, as any interest income would be classified as non-operating income rather than revenue.

The risk factor has been revised in response to this comment.

11.	In risk factor four, state the approximate number of additional blank check companies that are currently in the registration process, since they will also be competitors, and update as necessary in subsequent amendments.

The risk factor has been revised in response to this comment.

12.	We note the disclosure in risk factor five regarding third party claims against the trust account. Please discuss the provisions under Delaware General Corporation Law that apply even after liquidation. Please clarify whether you intend to comply with the procedures in Section 280 of Delaware General Corporation Law. If not, we note the requirements in Section 281(b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in Section 280 shall adopt a plan of distribution to which the dissolved corporation ‘‘(i) shall pay or make reasonable provision to pay all claims and obligations ... (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation ..., are likely to arise or to become known to the corporation ... within 10 years after the date of dissolution.’’ Please provide us with a legal analysis as to how the company will comply with Section 281(b) and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders’ rights to receive their portion of the trust in the event of liquidation. Discuss those steps that must be taken to liquidate and dissolve the company. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company.

The Company intends to comply with Section 280 of the Delaware General Corporation Law and has made the disclosures in response to this comment on pages 15, 43-46 of the prospectus.

13.	We note that Messrs. Morro and Sinkin will indemnify the company for claims by vendors. Clarify the risk to the funds in the trust account arising from the fact that the indemnification is only the percent of their beneficial ownership interest. This would indicate that if one individual did not have the financial capacity to pay for the indemnified amounts, then the other individual would not be required to indemnify that amount. Also, explain the reference to the percent of their beneficial ownership interest. Is this the percent before the offering? Consider adding the specific percent each individual would be liable for.

As noted in the risk factor on page 13 of the prospectus, the proceeds held in the trust could be subject to claims which could take priority over the claims of the Company’s public stockholders and the per-share liquidation price could be less than approximately $5.83, plus interest, due to claims of such creditors.

The reference to the percentage of Messrs. Morro and Sinkin’s beneficial ownership of interest is before the offering. Specific percentages for each individual have been added throughout the prospectus.

14.	We note that the indemnification is only for ‘‘vendors.’’ Please explain what would fall within that term and what would not be included in this term. Clarify the specific limitation this places upon the indemnification provision. In addition, please describe the claims that could be brought by a prospective target business and other entities in the event a business combination is not consummated and the resultant risk to the company. It may be helpful to revise your risk factors to clearly describe the potential risk that a portion of the funds held in trust could be subject to third party claims.

As stated in the risk factor on page 14, ‘‘vendors’’ are limited to persons and entities from whom the Company has purchased services or products. To clarify what type of persons or entities would fall into the term ‘‘vendors’’, we have revised the risk factor to include examples of such vendors. The risk factor on page 14 clearly states that the indemnification obligations of Messrs. Morro and Sinkin are limited to claims of vendors and does include claims from any entities that are not vendors, including target companies.

In response to the Staff’s comment, we have added a separate risk factor to discuss the potential risk that a portion of the funds held in escrow may be subject to third party claims. Please see page 15 of the prospectus.

15.	We note the disclosure throughout your registration statement that in the event of liquidation, all holders of common stock sold in this offering will be entitled to receive their portion of the amount held in trust ($5.83 or $5.71 per unit). Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of full indemnification obligations by Messrs. Morro and Sinkin and the potential effect of Section 281(b) of Delaware General Corporation Law.

For the Staff’s information, we believe that this disclosure is pertinent to potential investors in that it provides information regarding the amount the investors in the Company would be entitled to receive in the event no claims are made by vendors and/or such claims are satisfied by the indemnification obligations of Messrs. Morro and Sinkin. A separate risk factor disclosing the risk that the per share liquidation amount may be reduced as a result of potential third party claims has been disclosed on page 13 of the prospectus.

In response to this comment, we have added disclosures regarding Section 281(b) of the Delaware General Corporation Law on page 43 of the prospectus.

16.	Please disclose all steps the company has taken to confirm that Messrs. Morro and Sinkin have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.

Based on the financial information we have obtained from Messrs. Morro and Sinkin, we currently believe that such persons are of substantial means and capable of funding a shortfall in our trust account.

17.	Risk factor eight contains two risks that should be separated into two risk factors.

The risk factor has been revised in response to this comment.

18.	Risk factor 21 should also discuss the warrants to be issued in the private placement.

The risk factor has been revised in response to this comment.

19.	It appears that while you are targeting companies that could benefit from operations in Mexico/Latin America, unless that is a specific requirement of the acquisition, it would appear the risks associated with operating a target business in Mexico/Latin America and other foreign countries would not be relevant, since you are not constrained to this criterion. Please revise or advise.

As noted in response to the Staff’s comment #2, we are not limiting our operating scope to any particular geographic area. However, based on the experiences of management, we are placing a particular emphasis on acquiring a business that would benefit from operations in Mexico/Latin America. Accordingly, we believe the disclosed risks may be relevant to potential investors.

20.	Please disclose the risk to investors in the subheading to risk factor 28.

The risk factor has been revised in response to this comment.

21.	Clarify in risk factor 29 whether the company would have any legal recourse against InterAmerican Capital Partners II LLC if it did not purchase the warrants.

In the event InterAmerican Capital Partners II LLC does not purchase the warrants pursuant to the obligations stated in the Warrant Purchase Agreement, the Company may have a claim against InterAmerican Capital Partners II LLC for breach of contract. The risk factor on page 25 of the prospectus has been revised accordingly.

22.	We note that you are relying upon an exemption in issuing the warrants to InterAmerican Capital Partners II LLC in the private placement that will take place after this offering but was the agreement was entered into during the course of this offering. Please revise to include a risk factor to address the possibility that the offering could he considered a general solicitation with respect to the noted private placement. In doing so, revise to discuss any potential liabilities attached to such possibility. Discuss whether the LLC has the funds available for the private placement.

The Company believes that the offering will not be considered a general solicitation with respect to the private placement for the following reasons: (1) The circumstances of the offering and the private placement would not cause such transactions to be considered a part of the same financing or the private placement to be integrated with the offering for purposes of the Securities Act of 1933, as amended; (2) InterAmerican Capital Partners II LLC is wholly owned by certain principal officers of the Company; (3) Such officers are sophisticated individuals and, accordingly, are not participating in the private placement because of the pending registration statement. Accordingly, the Company believes there is no risk that the offering will be considered a general solicitation with respect to the private placement. In the unlikely event that the private placement would be considered a general solicitation, InterAmerican Capital Partners II LLC would have rescission rights and the Company would be obligated to return the funds.

Based on advice we received from the principals of InterAmerican Capital Partners II LLC, we believe that InterAmerican Capital Partners II LLC has the funds available for the private placement.

23.	Please add a risk factor if you may enter into business combinations with affiliated entities. We note section 4 to exhibits 10.1 through 10.5. Also add disclosure in the conflicts of interest section. We may have additional comments.

The Company does not intend to enter into a business combinations with affiliated entities. Accordingly, no risk factor is necessary. We have also revised the insider letters accordingly.

Use of Proceeds, page 25

24.	We note that you may make a lock-up payment. Please revise to clarify if such payment is limited to any specific line item.

The disclosure has been revised in response to this comment.

25.	We note the disclosure in the summary that you shall pay InterAmerican Advisory LLC up to $10,000 per month for office space and administrative services. Please explain how this amount will be determined. We may have further comment.

We have revised the disclosure in the summary to clarify that the Company will pay InterAmerican Advisors, LLC $10,000 per month for up to 18 months.

26.	Please explain why the estimated expenses for the next 24 months only include the administrative fee payable to InterAmerican Advisors LLC for the first year. Revise similar calculations in the MD&A section. Explain the basis for the statement that you feel you have sufficient funds to operate for the next 24 months. Clarify whether any other calculations were for a one year period rather than 24 months. Also, the statement that you are only obligated to make such payments for one year is inconsistent with exhibit 10.9. Please reconcile.

InterAmerican Advisors, LLC will be paid administrative expenses for the first eighteen (18) months and will forego any payments thereafter.

Based on management’s experience with middle-market transactions and acquisitions, the Company has determined that it will have sufficient working capital to cover expected operating costs for the next twenty four (24) months.

Exhibit 10.9 to has been revised in response to this comment.

27.	The use of proceeds table should be revised to include the re-payment of the loan from InterAmerican Advisors LLC. Also, clearly indicate the interest accrued to date.

The disclosure in the use of proceeds table has been revised in response to this comment.

Proposed Business, page 33

28.	Unless you are limited to manufacturing or service sectors, the disclosure in the second and third paragraphs of the introduction would not appear relevant.

Although we are not limited to manufacturing or service sectors, the Company will place a particular emphasis on such sectors. Accordingly, we believe the disclosure should be made to potential investors.

29.	Explain the reference on page 35 to prospective target businesses that are financially unstable or are in early stage of development or growth, including entities without established records of sales or earnings with the statement on page 34 that ‘‘we will not acquire a start-up or development-stage business or a business that has not demonstrated an ability to achieve recurring revenues and positive operating cash flow.’’

We have revised the disclosure on page 38 to be consistent with the statements on page 37.

30.	Please explain the types of services that may be rendered by affiliated entities that would be paid by the company. Since the entire business of the company is to seek and acquire a target business, and in light of the disclosure that ‘‘in no event ... will we pay any of our existing officers, directors or stockholders or any entity with which they are affiliated any finders fees for services rendered to us prior to, in connection with or following the consummation of a business combination,’’ please explain the nature of the services that would be paid. Explain how those funds will be paid.

Please see page 5 of the prospectus for an example of the types of services that may be rendered by affiliated entities. Please note that the funds will be paid out of the Company’s excess working capital.

Principal Stockholders, page 48

31.	It appears that the percentage owned by certain officers and directors has changed. Please explain any transactions that resulted in this change.

On December 5, 2005, Richard Wolfson resigned as Chief Financial Officer and Secretary of the Company and, in connection therewith, transferred a certain number of shares owned by him to certain existing stockholders in a private transaction.

32.	The beneficial ownership table should also include the shares held by InterAmerican Capital Partners II LLC in the beneficial ownership attributable to Messrs. Morro and Sinkin. The nature of the ownership should be indicated by a footnote to the table.

The disclosure has been revised in response to this comment.

Certain Transactions, page 51

33.	Please include in this section the amount due to your officers for offering expenses as indicated in the financial statements.

The disclosure has been revised in response to this comment.

Underwriting, page 57

34.	Discuss in this section the costs to be paid to the escrow agent.

The disclosure has been revised in response to this comment.

Financial Statements, page F-1

35.	Revise to provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

The financial statements are not ‘‘stale’’ under Rule 3-12 of Regulation S-X, and, accordingly, we do not believe the financial statement need to be updated. The Company intends to update the financial statements as required by Rule 3-12 of Regulations S-X.

Note 2, Proposed Public Offering, page F-9

36.	Please clarify whether the estimated volatility of 51% is the average of the volatilities of the similar public companies as discussed in paragraph A22 of SFAS 123R, or whether the sum of the stock prices of the representative companies was used to create an index to calculate volatility. Also, tell us whether you calculated volatility for the representative companies for the period of time equal in length to the term of the option through the balance sheet date or other date, to the extent of the companies’ operating histories. Also, tell us whether you calculated volatility using daily historical prices or some other interval. Please provide us with a schedule listing each representative company, their market capitalization, their volatility, and the term and interval of the volatility. Tell us why you selected companies with market capitalizations between $100 million and $300 million, given your pro forma net book value of $33 million.

The volatility of 62.01% used to calculate the value of the underwriters’ purchase option in the revised prospectus was determined in compliance with SFAS 123R. Specifically, it is the average of the individual volatilities of representative public companies determined over a period of time equal in length to the term of the option through May 30, 2006, to the extent of the representative companies’ operating histories as public companies. The individual company volatilities were calculated using daily historical prices. The requested information for each company is included in Exhibit 1 attached hereto. The market capitalizations of the representative companies span a range of $57.1 million to $227.8 million consistent with the Target Size Range for a business combination as described in our response to Comment #1 above.

Exhibits

37.	Revise your legality opinion to indicate that opinion opines upon Delaware and New York law including the statutory provisions, all applicable provisions of the Delaware and New York Constitution and reported judicial decisions interpreting those laws.

Pursuant to the SEC Division of Corporate Finance’s November 2000 Current Issues and Rulemaking Projects outline, we concur with the Staff’s understanding that the reference and limitation to the ‘‘Delaware General Corporation Law’’ includes the statutory provisions and also all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws. In addition, we hereby confirm that the reference and limitation to the ‘‘New York law’’ includes the statutory provisions and also all applicable provisions of the New York Constitution and all reported judicial decisions interpreting those laws. Accordingly, no revision has been made to our legal opinion in response to this comment.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,
/s/ Christopher S. Auguste Christopher S. Auguste

cc:    Mr. William C. Morro

Exhibit 1

Historical Five Year Daily Price Volatility as of 5/30/2006

Description	Exchange: Ticker	Current Market Cap	Five Year Volatility	Volatility Interval	Term of Volatility Data
Miller Industries Inc.	(NYSE:MLR)	227.8	51.6%	Daily	5-years
ID Systems Inc.	(NasdaqNM:IDSY)	226.6	64.8%	Daily	5-years
Cerus Corp.	(NasdaqNM:CERS)	225.7	66.4%	Daily	5-years
ENGlobal Corp.	(AMEX:ENG)	197.3	74.9%	Daily	5-years
Distributed Energy Systems Corp.	(NasdaqNM:DESC)	196.9	79.4%	Daily	5-years
Spartan Motors Inc.	(NasdaqNM:SPAR)	181.4	48.6%	Daily	5-years
KVH Industries Inc.	(NasdaqNM:KVHI)	168.0	54.2%	Daily	5-years
Aware Inc.	(NasdaqNM:AWRE)	138.4	68.8%	Daily	5-years
Frequency Electronics Inc.	(AMEX:FEI)	105.2	44.0%	Daily	5-years
Cybex International Inc.	AMEX:CYB	98.7	92.1%	Daily	5-years
Craftmade International Inc.	NasdaqNM:CRFT	95.6	44.9%	Daily	5-years
LS Starrett Co.	NYSE:SCX	95.4	31.2%	Daily	5-years
Emerson Radio Corp.	AMEX:MSN	90.6	66.9%	Daily	5-years
SL Industries Inc.	AMEX:SLI	88.1	43.8%	Daily	5-years
Lakeland Industries Inc.	NasdaqNM:LAKE	85.6	51.9%	Daily	5-years
Baldwin Technology Co.	AMEX:BLD	84.7	108.3%	Daily	5-years
Chromcraft Revington Inc.	AMEX:CRC	78.4	25.6%	Daily	5-years
AT Cross Co.	AMEX:ATX	70.8	34.0%	Daily	5-years
RG Barry Corp.	AMEX:DFZ	62.0	61.1%	Daily	5-years
Imperial Industries Inc.	NasdaqSC:IPII	57.1	127.8%	Daily	5-years
	Mean	128.7	62.01%
	Median	97.2	57.66%